FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                           Report of Foreign Issuer


                                13 December 2006


                               File no. 0-17630


                           Trading Update Notification



                           CRH public limited company
                          Belgard Castle, Clondalkin,
                              Dublin 22, Ireland.
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X     Form 40-F



(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).



                                 Yes      No X



(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________).




Enclosure: Trading Update Notification



                        N  E  W  S     R  E  L  E  A  S  E


                                                                13 December 2006


                                  CRH plc

                         TRADING STATEMENT NOTIFICATION


As part of its ongoing investor relations activity CRH plc will issue a trading update in relation to the year ending 31 December 2006 at 7:00 a.m. GMT on 3 January 2007. This statement will be issued concurrently with CRH's regular half yearly development strategy update which will include details of bolt-on acquisitions completed during the six months ending 31 December 2006.


CRH will host an analysts' conference call at 8:00 a.m. GMT on 3 January 2007 to discuss the updates. To register in advance for the conference call please log on to: https://eventreg1.conferencing.com/inv/reg.html?Acc=036358&Conf=143596 where you will be allocated a conference call number, participant user pin, conference pin and instructions on how to join the call. Alternatively the dial-in number is +44 (0)20 7162 0025.


A recording of this conference call will be available from 10:00 a.m. GMT on 3 January 2007 by dialing +44 20 7031 4064. The security code for the replay will be 731031.


CRH's preliminary results for the period ending 31 December 2006 will be issued on 6 March 2007.


                                 -------------


       CRH plc, Belgard Castle , Clondalkin, Dublin 22, Ireland
             TELEPHONE  +353.1.4041000 FAX +353.1.4041007
           E-MAIL mail@crh.com WEBSITE www.crh.com Registered Office,
                    42 Fitzwilliam Square, Dublin 2, Ireland


                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)





Date:  13 December 2006



                                                    By: ___/s/ M. Lee___

                                                        M. Lee
                                                        Finance Director